UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PREMIER FINANCIAL BANCORP, INC.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

74050M-10-5

(Cusip Number)

Marla Braun
13101 SW 107th Avenue
 Miami, Florida 33176
(305) 779-5910

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74050M-10-5	SCHEDULE 13D/A	Page 2 of 7

1.	Name of Reporting Person: Marla Braun	I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ (b) ☑
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 2,600 8. Shared Voting Power: 175,919 9. Sole Dispositive Power: 2,600 10. Shared Dispositive Power: 175,919
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 178,519
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.8%
14.	Type of Reporting Person (See Instructions): IN

CUSIP NO. 74050M-10-5	SCHEDULE 13D/A	Page 3 of 7

Item 1. Security and Issuer

This Amendment No. 4 to Schedule 13D (the “Statement”) relates to the common stock, no par value (the “Common Stock”), of Premier Financial Bancorp, Inc., a Kentucky corporation (the “Company”) which is beneficially owned by Marla Braun (the “Reporting Person”). The Company’s principal executive offices are located at 2883 Fifth Avenue, Huntington, West Virginia 25702.

Item 2. Identity and Background

(a)	Marla Braun
(b)	The Reporting Person’s business address is 13101 SW 107th Avenue, Miami, Florida 33176.
(c)	The Reporting Person is a private investor.
(d)	The Reporting Person during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person beneficially owns 178,519 shares of Common Stock in the following manner: (i) 104,636 shares of Common Stock are held in brokerage accounts jointly owned by the Reporting Person and her spouse; (ii) 39,965 shares of Common Stock are held in a brokerage account jointly owned by the Reporting Person and one of her adult children (“Account One”); (iii) 15,218 shares of Common Stock are held in a brokerage account jointly owned by the Reporting Person and another one of her adult children (“Account Two”); (iv) 2,600 shares of Common Stock are held in the Reporting Person’s individual retirement account (“IRA”) (“Account Three”), and (v) 16,100 shares of Common Stock are held in a brokerage account owned by one of her adult children and her son-in-law for which the Reporting Person maintains voting control (“Account Four”). The Reporting Person hereby disclaims beneficial ownership of 5,900 shares of Common Stock owned in her spouse’s IRA and 18,037 shares of Common Stock held in a brokerage account jointly owned by her spouse and one of her adult children. Accordingly, this Statement relates to the Reporting Person’s beneficial ownership of an aggregate of 178,519 shares of Common Stock (the “Shares”), all of which were purchased with personal funds in a series of open market transactions at an average cost of approximately $14.87 per share.

Item 4. Purpose of Transaction

The Reporting Person intends to treat the Shares as an investment and will realize a gain or loss, if any, on the sale of the Shares if sold.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of the Shares. Based upon the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2008, the Shares represent approximately 2.8% of the total number of outstanding shares of Common Stock.

(b) The Reporting Person shares voting and dispositive power over the Shares in the following manner: (i) the Reporting Person shares voting and dispositive power over 104,936 shares of Common Stock with her spouse; (ii) the Reporting Person shares voting and dispositive power over 39,965 shares of Common Stock with one of her adult children; and (iii) the Reporting Person shares voting and dispositive power over 15,218 shares of Common Stock with another one of her adult children.

CUSIP NO. 74050M-10-5	SCHEDULE 13D/A	Page 4 of 7

(c) During the past 60 days, the Reporting Person has sold, through open market transactions, a total of 137,634 shares of Common Stock in certain of the transactions set forth on Exhibit A attached hereto. In addition, Exhibit A also includes all purchases and sales made by the Reporting Person since filing Amendment No. 3 to the Schedule 13D/A as filed with the Commission on July 31, 2007.

(d) Not Applicable

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Common Stock beneficially owned by the Reporting Person.

Item 7. Material to Be Filed as Exhibits

    None

CUSIP NO. 74050M-10-5	SCHEDULE 13D/A	Page 5 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2008

/s/ Marla Braun
Marla Braun

CUSIP NO. 74050M-10-5	SCHEDULE 13D/A	Page 6 of 7

EXHIBIT A

A.      The following open market sales of the Company’s Common Stock were made by the Reporting Person and her spouse and have not been previously reported:

(1)  On January 4, 2008, 40,000 shares of Common Stock were sold at $12.45 per share;
(2)  On January 4, 2008, 5,000 shares of Common Stock were sold at $12.61 per share;
(3)      On January 4, 2008, 5,000 shares of Common Stock were sold at $12.50 per share; and
(4)      On March 12, 2008, 50,000 shares of Common Stock were sold at $11.35 per share.

B.      The following open market sales of the Company’s Common Stock were made for Account One and have not been previously reported:

(1)   On January 7, 2008, 10,000 shares of Common Stock were sold at $12.43 per share;
(2)   On May 5, 2008, 40,000 shares of Common Stock were sold at $11.34 per share;
(3)   On May 13, 2008, 1,384 shares of Common Stock were sold at $12.25 per share;
(4)   On June 2, 2008, 100 shares of Common Stock were sold at $11.34 per share;
(5)   On June 2, 2008, 100 shares of Common Stock were sold at $11.37 per share;
(6)   On June 2, 2008, 100 shares of Common Stock were sold at $11.36 per share;
(7)   On June 2, 2008, 328 shares of Common Stock were sold at $11.43 per share;
(8)   On June 2, 2008, 5,372 shares of Common Stock were sold at $11.33 per share;
(9)   On June 6, 2008, 290 shares of Common Stock were sold at $11.40 per share;
(10)  On June 24, 2008, 4,000 shares of Common Stock were sold at $11.46 per share;
(11)  On June 25, 2008, 1,800 shares of Common Stock were sold at $11.33 per share;
(12)  On June 25, 2008, 5,700 shares of Common Stock were sold at $11.38 per share; and
(13)  On June 26, 2008, 2,100 shares of Common Stock were sold at $11.15 per share.

C.      The following open market transactions of the Company’s Common Stock were made for Account Two and have not been previously reported:

(1)        On August 13, 2007, 2,000 shares of Common Stock were purchased at $14.35 per share;
(2)        On August 17, 2007, 673 shares of Common Stock were purchased at $14.35 per share;
(3)        On August 24, 2007, 5,000 shares of Common Stock were purchased at $14.10 per share;
(4)        On November 13, 2007, 1,800 shares of Common Stock were sold at $12.90 per share;
(5)        On May 8, 2008, 4,000 shares of Common Stock were sold at $11.98 per share;
(6)    On May 14, 2008, 4,752 shares of Common Stock were sold at $12.03 per share;
(7)    On June 9, 2008, 1,008 shares of Common Stock were sold at $11.15 per share;
(8)    On June 9, 2008, 100 shares of Common Stock were sold at $11.16 per share;
(9)    On June 9, 2008, 2,500 shares of Common Stock were sold at $10.93 per share;
(10)  On June 10, 2008, 40,000 shares of Common Stock were sold at $11.00 per share;
(11)  On June 20, 2008, 1,000 shares of Common Stock were sold at $11.67 per share;
(12)  On June 20, 2008, 1,000 shares of Common Stock were sold at $11.58 per share;
(13)  On June 20, 2008, 1,000 shares of Common Stock were sold at $11.60 per share;
(14)  On June 27, 2008, 20,000 shares of Common Stock were sold at $10.94 per share;
(15)  On June 27, 2008, 1,000 shares of Common Stock were sold at $11.08 per share; and
(16)      On July 1, 2008, 28,781 shares of Common Stock were sold at $10.88 per share.

D.           The following open market purchases of the Company’s Common Stock were made for Account Four and have not been previously reported:

(1)   On November 5, 2007, 300 shares of Common Stock were purchased at $13.00 per share;
(2)   On January 24, 2008, 200 shares of Common Stock were purchased at $13.00 per share;
(3)   On January 25, 2008, 100 shares of Common Stock were purchased at $13.00 per share;
(4)   On February 7, 2008, 100 shares of Common Stock were purchased at $12.99 per share;
(5)   On February 11, 2008, 100 shares of Common Stock were purchased at $12.60 per share;
(6)   On February 14, 2008, 200 shares of Common Stock were purchased at $13.24 per share;

CUSIP NO. 74050M-10-5	SCHEDULE 13D/A	Page 7 of 7

EXHIBIT A - Continued

(7)   On February 19, 2008, 200 shares of Common Stock were purchased at $12.99 per share;
(8)   On February 21, 2008, 100 shares of Common Stock were purchased at $12.99 per share;
(9)   On February 26, 2008, 100 shares of Common Stock were purchased at $12.68 per share;
(10)     On February 27, 2008, 100 shares of Common Stock were purchased at $12.64 per share;
(11)  On February 28, 2008, 100 shares of Common Stock were purchased at $13.19 per share;
(12)  On March 3, 2008, 100 shares of Common Stock were purchased at $12.84 per share;
(13)  On March 4, 2008, 1,300 shares of Common Stock were purchased at $11.99 per share;
(14)  On March 4, 2008, 3,000 shares of Common Stock were purchased at $12.07 per share;
(15)   On March 5, 2008, 350 shares of Common Stock were purchased at $12.65 per share;
(16)   On March 6, 2008, 100 shares of Common Stock were purchased at $12.77 per share;
(17)   On March 7, 2008, 100 shares of Common Stock were purchased at $12.00 per share;
(18)   On March 11, 2008, 100 shares of Common Stock were purchased at $12.16 per share;
(19)   On March 12, 2008, 100 shares of Common Stock were purchased at $12.24 per share;
(20)   On March 14, 2008, 100 shares of Common Stock were purchased at $11.85 per share;
(21)   On March 17, 2008, 200 shares of Common Stock were purchased at $11.80 per share;
(22)   On March 18, 2008, 100 shares of Common Stock were purchased at $11.80 per share;
(23)   On March 19, 2008, 250 shares of Common Stock were purchased at $11.67 per share;
(24)   On March 20, 2008, 200 shares of Common Stock were purchased at $11.69 per share;
(25)   On March 27, 2008, 100 shares of Common Stock were purchased at $11.64 per share;
(26)   On March 28, 2008, 100 shares of Common Stock were purchased at $11.61 per share;
(27)   On March 28, 2008, 100 shares of Common Stock were purchased at $11.77 per share;
(28)   On April 1, 2008, 100 shares of Common Stock were purchased at $11.81 per share;
(29)   On April 3, 2008, 600 shares of Common Stock were purchased at $11.87 per share;
(30)   On April 4, 2008, 200 shares of Common Stock were purchased at $11.90 per share;
(31)   On April 29, 2008, 100 shares of Common Stock were purchased at $11.90 per share; and
(32)   On April 30, 2008, 100 shares of Common Stock were purchased at $11.93 per share.